Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Preclinical Research Published in the
Journal of Biological Chemistry

Toronto, Ontario (March 29, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular and neurological disorders, today announced the publication of preclinical findings demonstrating the ability of VP015, a formulation from its VP series of drugs, to significantly reverse a measure of the impairment of memory and learning function associated with aging. The data also showed that the effects of VP015 cross the blood-brain barrier and provide a neuro-protective effect against inflammation within the brain. The results, which are based on research conducted at the Department of Physiology of Trinity College in Dublin, Ireland, have been published in the Journal of Biological Chemistry in an article describing the role of the cytokine IL-4 in the regulation of age-related inflammatory changes in the brain and the action of VP015 to increase this anti-inflammatory factor.

“The published preclinical data demonstrate the ability of VP015 to mediate inflammatory activity across the blood-brain barrier and to reverse a well recognized measure of neural-deficit brought on by the aging process,” stated Dr. Anthony Bolton, Vasogen’s Chief Scientific Officer. “This publication highlights the importance of IL-4 in the regulation of IL-1beta, a key inflammatory cytokine associated with inflammatory events within the brain compartment. The ability of VP015 to enhance IL-4 and IL-4 signaling activity in the brain supports the potential of VP015 to treat neurodegenerative disorders associated with inflammation.”

The published preclinical data demonstrate that both the natural aging process and the administration of an inflammatory stimulus (lipopolysaccharide [LPS]) reduced concentrations of the regulatory cytokine IL-4 and the activity of the IL-4 signaling pathway in the hippocampus of the brain. There was a concomitant increase in levels of the pro-inflammatory cytokine interleukin-1beta (IL-1beta) and activity of the IL-1beta signaling pathway. The administration of VP015 significantly enhanced IL-4 levels (p<0.05) and was associated with a reduction in IL-1beta levels (p<0.05), demonstrating the anti-inflammatory effect of VP015 in these models.

The persistent enhancement of the synaptic response in a specific neural pathway in the hippocampus is described by long-term potentiation (LTP) and is considered to be a key physiological mechanism involved in memory and learning. The loss of the ability to sustain LTP in both aged and LPS-treated animals correlates with the increase in IL-1beta seen in these animals. The published data demonstrate that VP015 potently abrogates the reduction of this correlate of memory and learning (p<0.001), and

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this is associated with the change in the balance of anti-inflammatory IL-4 and pro-inflammatory IL-1beta measured in the brains in these animal models.

VP015 is one of a series of structurally related drugs that are designed to interact with immune cells leading to the modulation of cytokines – potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is being developed for the treatment of certain chronic neurological disorders. Neurological conditions that are associated with an inflammatory response in the brain and central nervous system include Alzheimer’s disease, Parkinson’s disease, ALS (Lou Gehrig’s disease), and multiple sclerosis. These indications are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials in life-threatening cardiovascular conditions with significant unmet needs. The 500-patient pivotal phase III SIMPADICO trial, which has completed patient enrollment, is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,000-patient pivotal phase III ACCLAIM trial, ongoing at more than 150 clinical centers in North America, Europe, and Israel, is designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders, which include such devastating disorders as Parkinson’s disease and Alzheimer’s disease. VP025, the lead product candidate from this new class of drugs, is now in phase I clinical development.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.